UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On August 15, 2023, Riskified Ltd. (the "Company," "we," "us" or "our") issued a press release regarding its financial results for the three and six months ended June 30, 2023 and announcing the authorization of a share repurchase program. The Company will hold a conference call regarding such results today, August 15, 2023, at 8:30 a.m. Eastern Time. A copy of the press release is furnished as Exhibit 99.1 hereto.

Other than as indicated below, the information in this Report on Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP ("GAAP") financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K and the information set forth under the caption “Legal Proceedings” below are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150 and 333-270006).

Legal Proceedings

In May 2022, a putative securities class action complaint was filed in federal court in the United States by certain of our shareholders against us, certain of our current and former officers and directors, and our underwriters alleging violations of the Securities Act in connection with our IPO-related disclosures, and seeking unspecified damages. The lawsuit is captioned In re Riskified Ltd. Securities Litigation, 22 Civ. 3545 (DLC) (S.D.N.Y.). Plaintiffs filed an amended complaint on September 15, 2022. We moved to dismiss the amended complaint on October 28, 2022. On June 2, 2023, the Court granted our motion to dismiss the complaint in its entirety, with prejudice. The deadline to appeal has passed and the judgment is now final.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated August 15, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: August 15, 2023	Name:	Eido Gal
	Title:	Chief Executive Officer